Exhibit 12

Integrys Energy Group
Ratio of Earnings to Fixed Charges

	2008
(Millions)	9 months	2007	2006	2005	2004	2003
EARNINGS
Income available to common shareholders	$100.8	$251.3	$155.8	$157.4	$139.7	$94.7
Discontinued operations, net of tax	(0.1)	(73.3)	(7.3)	(11.5)	13.8	15.7
Cumulative effect of change in accounting principles, net of tax	-	-	-	1.6	-	(3.2)
Federal and state income taxes	62.2	86.0	45.0	39.6	30.4	33.3

Pretax earnings from continuing operations	162.9	264.0	193.5	187.1	183.9	140.5

Loss (income) from less than 50% equity investees	(48.8)	(32.8)	(16.6)	(10.3)	(3.6)	4.2
Distributed earnings of less than 50% equity investees	35.7	36.6	29.6	17.8	11.7	7.5

Fixed charges	120.3	174.6	107.0	69.5	61.5	63.2

Subtract:
Preferred dividend requirement	3.8	5.2	5.3	4.9	4.7	4.9
Minority interest	-	0.1	3.8	4.5	3.4	5.6
Total earnings as defined	$266.3	$437.1	$304.4	$254.7	$245.4	$204.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$96.7	$118.1	$54.3	$51.2	$48.9	$47.6
Other interest	15.4	46.7	45.1	11.2	6.0	5.5
Distributions - preferred securities of subsidiary trust	-	-	-	-	-	3.5
Interest factor applicable to rentals	4.4	4.6	2.3	2.2	1.9	1.7
Preferred dividends (grossed up) (see below)	3.8	5.2	5.3	4.9	4.7	4.9

Total fixed charges	$120.3	$174.6	$107.0	$69.5	$61.5	$63.2

Ratio of earnings to fixed charges	2.2	2.5	2.8	3.7	4.0	3.2

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$2.3	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate *	38.9%	40.6%	41.7%	36.9%	33.7%	36.5%

Preferred dividends (grossed up)	$3.8	$5.2	$5.3	$4.9	$4.7	$4.9

* The tax rate has been adjusted to exclude the impact of tax credits.